Exhibit 99.1

HUYA Inc. Reports Third Quarter 2023 Unaudited Financial Results

GUANGZHOU, China, Nov. 14, 2023 /PRNewswire/ -- HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Highlights

●	Total net revenues for the third quarter of 2023 were RMB1,647.8 million (US$225.8 million), compared with RMB2,378.5 million for the same period of 2022.

●	Net income attributable to HUYA Inc. was RMB12.1 million (US$1.7 million) for the third quarter of 2023, compared with RMB60.4 million for the same period of 2022.

●	Non-GAAP net income attributable to HUYA Inc.[1] was RMB103.3 million (US$14.2 million) for the third quarter of 2023, compared with RMB106.1 million for the same period of 2022.

●	Average mobile MAUs[2] of Huya Live for the third quarter of 2023 remained flat at 86.0 million, compared with 86.0 million for the same period of 2022.

Mr. Junhong Huang, Acting Co-Chief Executive Officer and Senior Vice President of Huya, commented, “Our Huya Live’s average mobile MAUs reached 86.0 million in the third quarter of 2023, growing by 3.7% quarter-over-quarter thanks to our diversified e-sports tournaments and entertainment programming during the summer season. As we continue to enrich our content ecosystem and strengthen our user base, we are also advancing our strategic transformation targeting a shift in our commercialization focus with more game-related services. During the quarter, we focused on establishing terms of cooperation with game studios and building the business infrastructure required to support these new services. We are confident that through strong strategic execution, we will expand Huya’s presence in the game value chain and drive more balanced and sustainable business growth in the long term.”

“Against the backdrop of a soft industry environment and our proactive business adjustments, our total net revenues for the third quarter of 2023 were approximately RMB1.6 billion,” said Ms. Ashley Xin Wu, Huya’s Acting Co-Chief Executive Officer and Vice President of Finance. “In the third quarter, we recorded a gross margin of 13.9%, and decreased total operating expenses by 20.7% year-over-year, reflecting our continuous operational optimization efforts. Furthermore, in mid-August 2023, we announced the authorization for a share repurchase program of up to US$100 million over a 12-month period and have repurchased US$9 million of our shares as of the end of the third quarter. Looking ahead, we remain committed to further improving our financial fundamentals while enhancing shareholder value.”

1  “Non-GAAP net income attributable to HUYA Inc.” is defined as net income attributable to HUYA Inc. excluding share-based compensation expenses, gain on fair value change of investments, net of income taxes, and impairment loss of investments, to the extent applicable. For more information, please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

2  Refers to average monthly active users on mobile apps. Average mobile MAUs for any period is calculated by dividing (i) the sum of active users on the mobile apps for each month during such relevant period, by (ii) the number of months during such relevant period.

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Third Quarter 2023 Financial Results

Total net revenues for the third quarter of 2023 were RMB1,647.8 million (US$225.8 million), compared with RMB2,378.5 million for the same period of 2022.

Live streaming revenues were RMB1,531.7 million (US$209.9 million) for the third quarter of 2023, compared with RMB2,017.1 million for the same period of 2022, primarily due to a decrease in the number of quarterly paying users3 on Huya Live to 4.2 million for the third quarter of 2023 from 5.5 million for the same period of 2022. The decline in the number of quarterly paying users was primarily attributable to the soft macro and industry environment, the Company’s proactive business adjustments in support of its strategic transformation and prudent operations, and the increase in offline entertainment activities, which adversely affected the time spent by long-tail users on Huya’s platform.

Advertising and other revenues were RMB116.1 million (US$15.9 million) for the third quarter of 2023, compared with RMB361.4 million for the same period of 2022, primarily due to a significant decrease in content sub-licensing revenues.

Cost of revenues decreased by 30.3% to RMB1,419.5 million (US$194.6 million) for the third quarter of 2023 from RMB2,036.2 million for the same period of 2022, primarily due to decreased revenue sharing fees and content costs, as well as bandwidth costs.

Revenue sharing fees and content costs decreased by 31.2% to RMB1,231.8 million (US$168.8 million) for the third quarter of 2023 from RMB1,789.8 million for the same period of 2022, primarily due to the decrease in revenue sharing fees associated with the decline in live streaming revenues, as well as lower costs related to e-sports content and content creators.

Bandwidth costs decreased by 27.8% to RMB83.0 million (US$11.4 million) for the third quarter of 2023 from RMB115.0 million for the same period of 2022, primarily due to improved bandwidth cost management, favorable pricing terms and continued technology enhancement efforts.

Gross profit was RMB228.2 million (US$31.3 million) for the third quarter of 2023, compared with RMB342.4 million for the same period of 2022. Gross margin was 13.9% for the third quarter of 2023, compared with 14.4% for the same period of 2022, primarily due to lower total net revenues.

Research and development expenses decreased by 17.5% to RMB141.8 million (US$19.4 million) for the third quarter of 2023 from RMB171.8 million for the same period of 2022, primarily due to decreased personnel-related expenses and share-based compensation expenses.

Sales and marketing expenses decreased by 23.7% to RMB94.9 million (US$13.0 million) for the third quarter of 2023 from RMB124.3 million for the same period of 2022, primarily due to decreased marketing and promotion fees, as well as personnel-related expenses.

3  Refers to the sum of user accounts that purchased various products and services on our platform at least once during such relevant period.

2

General and administrative expenses decreased by 23.1% to RMB60.5 million (US$8.3 million) for the third quarter of 2023 from RMB78.7 million for the same period of 2022, primarily due to decreased share-based compensation expenses.

Other income was RMB40.2 million (US$5.5 million) for the third quarter of 2023, compared with RMB43.9 million for the same period of 2022, primarily due to lower indirect tax refunds and government subsidies.

Operating loss was RMB28.7 million (US$3.9 million) for the third quarter of 2023, compared with operating income of RMB11.6 million for the same period of 2022.

Interest and short-term investments income was RMB128.4 million (US$17.6 million) for the third quarter of 2023, compared with RMB71.7 million for the same period of 2022, primarily due to increased interest rates and improved management of deposit products.

Impairment loss of investments was RMB80.8 million (US$11.1 million) for the third quarter of 2023, compared with nil for the same period of 2022, primarily due to the recognition of impairment charges on certain equity investments.

Net income attributable to HUYA Inc. was RMB12.1 million (US$1.7 million) for the third quarter of 2023, compared with RMB60.4 million for the same period of 2022.

Non-GAAP net income attributable to HUYA Inc. was RMB103.3 million (US$14.2 million) for the third quarter of 2023, compared with RMB106.1 million for the same period of 2022.

Basic and diluted net income per American depositary share (“ADS”) were each RMB0.05 (US$0.01) for the third quarter of 2023. Basic and diluted net income per ADS were each RMB0.25 for the third quarter of 2022. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP basic and diluted net income per ADS were each RMB0.42 (US$0.06) for the third quarter of 2023. Non-GAAP basic and diluted net income per ADS were each RMB0.44 for the third quarter of 2022.

As of September 30, 2023, the Company had cash and cash equivalents, short-term deposits and long-term deposits of RMB10,601.1 million (US$1,453.0 million), compared with RMB10,846.4 million as of June 30, 2023.

Share Repurchase Program

On August 15, 2023, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$100 million of its ADSs or ordinary shares over a 12-month period. As of September 30, 2023, the Company had repurchased 3.5 million ADSs with a total aggregate consideration of US$9.0 million under this program.

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Earnings Webinar

The Company’s management will host a Tencent Meeting Webinar at 7:00 a.m. U.S. Eastern Time on November 14, 2023 (8:00 p.m. Beijing/Hong Kong time on November 14, 2023), to review and discuss the Company's business and financial performance.

For participants who wish to join the webinar, please complete the online registration in advance using the links provided below. Upon registration, participants will receive an email with webinar access information, including meeting ID, meeting link, dial-in numbers, and a unique attendee ID to join the webinar.

Participant Online Registration:

Chinese Mainland[4]:	https://meeting.tencent.com/dw/G4NhW2ht90d4
International:	https://voovmeeting.com/dw/G4NhW2ht90d4

A live webcast of the webinar will be accessible at https://ir.huya.com, and a replay of the webcast will be available following the session.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China's young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya's open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), except that the consolidated statement of changes in shareholders' equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating income (loss), non-GAAP net income attributable to HUYA Inc., non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net income per ordinary shares, and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses. Non-GAAP net income attributable to HUYA Inc. is net income attributable to HUYA Inc. excluding share-based compensation expenses, gain on fair value change of investments, net of income taxes, and impairment loss of investments, to the extent applicable. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses, gain on fair value change of investments, net of income taxes, and impairment loss of investments, to the extent applicable. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, (ii) gain on fair value change of investments, net of income taxes, and (iii) impairment loss of investments, add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures represent useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, (ii) gain on fair value change of investments, net of income taxes, and (iii) impairment loss of investments, which may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company's net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider a non-GAAP financial measure in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

4  For the purpose of this announcement only, Chinese Mainland excludes the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People’s Republic of China, and Taiwan.

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The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results" at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2960 to US$1.00, the noon buying rate in effect on September 29, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this announcement, as well as Huya's strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya's goals and strategies; Huya's future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya's ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya's business operations and the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

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HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of September 30,
	2022	2023	2023
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	655,241	825,610	113,159
Restricted cash	4,050	19,580	2,684
Short-term deposits	9,018,298	7,657,042	1,049,485
Short-term investments	3,117	-	-
Accounts receivable, net	75,898	66,392	9,100
Prepaid assets and amounts due from related parties, net	59,702	107,298	14,706
Prepayments and other current assets, net	637,225	663,650	90,961

Total current assets	10,453,531	9,339,572	1,280,095

Non-current assets
Long-term deposits	1,072,548	2,118,497	290,364
Investments	906,215	855,124	117,204
Property and equipment, net	200,893	262,559	35,987
Intangible assets, net	57,810	39,777	5,452
Right-of-use assets, net	345,136	321,519	44,068
Prepayments and other non-current assets	110,874	122,892	16,844

Total non-current assets	2,693,476	3,720,368	509,919

Total assets	13,147,007	13,059,940	1,790,014

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	22,517	19,442	2,665
Advances from customers and deferred revenue	445,620	369,091	50,588
Income taxes payable	28,924	46,371	6,356
Accrued liabilities and other current liabilities	1,592,455	1,254,236	171,910
Amounts due to related parties	81,814	111,405	15,269
Lease liabilities due within one year	29,801	10,471	1,435

Total current liabilities	2,201,131	1,811,016	248,223

Non-current liabilities
Lease liabilities	8,617	8,405	1,152
Deferred tax liabilities	20,533	20,533	2,814
Deferred revenue	73,354	51,243	7,023

Total non-current liabilities	102,504	80,181	10,989

Total liabilities	2,303,635	1,891,197	259,212

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HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of September 30,
	2022	2023	2023
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2022 and September 30, 2023, respectively; 89,401,484 and 87,545,391 shares issued and outstanding as of December 31, 2022 and September 30, 2023, respectively)	60	61	8
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2022 and September 30, 2023, respectively; 150,386,517 and 150,386,517 shares issued and outstanding as of December 31, 2022 and September 30, 2023, respectively)	98	98	13
Treasury shares	-	(64,747)	(8,874)
Additional paid-in capital	11,922,820	12,000,828	1,644,850
Statutory reserves	122,429	122,429	16,780
Accumulated deficit	(1,786,800)	(1,706,679)	(233,920)
Accumulated other comprehensive income	584,765	816,753	111,945

Total shareholders’ equity	10,843,372	11,168,743	1,530,802

Total liabilities and shareholders’ equity	13,147,007	13,059,940	1,790,014

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HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	2,017,128	1,715,684	1,531,711	209,938	6,220,752	5,107,319	700,016
Advertising and others	361,416	105,757	116,083	15,910	897,517	311,158	42,648

Total net revenues	2,378,544	1,821,441	1,647,794	225,848	7,118,269	5,418,477	742,664

Cost of revenues(1)	(2,036,191)	(1,548,407)	(1,419,548)	(194,565)	(6,223,219)	(4,660,720)	(638,805)

Gross profit	342,353	273,034	228,246	31,283	895,050	757,757	103,859

Operating expenses(1)
Research and development expenses	(171,779)	(144,339)	(141,791)	(19,434)	(536,441)	(438,573)	(60,111)
Sales and marketing expenses	(124,293)	(106,411)	(94,897)	(13,007)	(369,622)	(292,543)	(40,096)
General and administrative expenses	(78,653)	(74,858)	(60,463)	(8,287)	(241,266)	(203,005)	(27,824)

Total operating expenses	(374,725)	(325,608)	(297,151)	(40,728)	(1,147,329)	(934,121)	(128,031)

Other income, net	43,949	23,786	40,185	5,508	122,510	68,147	9,340

Operating income (loss)	11,577	(28,788)	(28,720)	(3,937)	(129,769)	(108,217)	(14,832)

Interest and short-term investments income	71,703	125,313	128,415	17,601	196,538	350,083	47,983
Gain on fair value change of investments	-	-	-	-	7,602	-	-
Impairment loss of investments	-	(65,115)	(80,774)	(11,071)	-	(145,889)	(19,996)
Foreign currency exchange losses, net	(3,309)	(2,634)	(1,974)	(271)	(6,233)	(4,145)	(568)

Income before income tax expenses	79,971	28,776	16,947	2,322	68,138	91,832	12,587

Income tax expenses	(19,593)	(5,589)	(4,841)	(664)	(30,289)	(11,711)	(1,605)

Income before share of income (loss) in equity method investments, net of income taxes	60,378	23,187	12,106	1,658	37,849	80,121	10,982

Share of income (loss) in equity method investments, net of income taxes	45	-	-	-	(106)	-	-

Net income attributable to HUYA Inc.	60,423	23,187	12,106	1,658	37,743	80,121	10,982

Net income attributable to ordinary shareholders	60,423	23,187	12,106	1,658	37,743	80,121	10,982

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HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income per ADS*
—Basic	0.25	0.10	0.05	0.01	0.16	0.33	0.05
—Diluted	0.25	0.09	0.05	0.01	0.16	0.32	0.04
Net income per ordinary share
—Basic	0.25	0.10	0.05	0.01	0.16	0.33	0.05
—Diluted	0.25	0.09	0.05	0.01	0.16	0.32	0.04

Weighted average number of ADS used in calculating net income per ADS
—Basic	242,117,367	243,751,192	244,651,286	244,651,286	241,077,573	243,736,441	243,736,441
—Diluted	242,287,157	246,832,447	246,437,179	246,437,179	241,563,318	246,529,235	246,529,235

**	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	9,054	5,347	2,543	349	25,833	16,154	2,214
Research and development expenses	22,289	12,897	7,296	1,000	52,815	40,133	5,501
Sales and marketing expenses	1,507	716	651	89	3,400	2,594	356
General and administrative expenses	12,813	7,806	(68)	(9)	45,604	19,000	2,604

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HUYA INC.

 UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	342,353	273,034	228,246	31,283	895,050	757,757	103,859
Share-based compensation expenses allocated in cost of revenues	9,054	5,347	2,543	349	25,833	16,154	2,214

Non-GAAP gross profit	351,407	278,381	230,789	31,632	920,883	773,911	106,073

Operating income (loss)	11,577	(28,788)	(28,720)	(3,937)	(129,769)	(108,217)	(14,832)
Share-based compensation expenses	45,663	26,766	10,422	1,429	127,652	77,881	10,675

Non-GAAP operating income (loss)	57,240	(2,022)	(18,298)	(2,508)	(2,117)	(30,336)	(4,157)

Net income attributable to HUYA Inc.	60,423	23,187	12,106	1,658	37,743	80,121	10,982
Gain on fair value change of investments, net of income taxes	-	-	-	-	(6,842)	-	-
Impairment loss of investments	-	65,115	80,774	11,071	-	145,889	19,996
Share-based compensation expenses	45,663	26,766	10,422	1,429	127,652	77,881	10,675

Non-GAAP net income attributable to HUYA Inc.	106,086	115,068	103,302	14,158	158,553	303,891	41,653

Net income attributable to ordinary shareholders	60,423	23,187	12,106	1,658	37,743	80,121	10,982
Gain on fair value change of investments, net of income taxes	-	-	-	-	(6,842)	-	-
Impairment loss of investments	-	65,115	80,774	11,071	-	145,889	19,996
Share-based compensation expenses	45,663	26,766	10,422	1,429	127,652	77,881	10,675

Non-GAAP net income attributable to ordinary shareholders	106,086	115,068	103,302	14,158	158,553	303,891	41,653

Non-GAAP net income per ordinary share
—Basic	0.44	0.47	0.42	0.06	0.66	1.25	0.17
—Diluted	0.44	0.47	0.42	0.06	0.66	1.23	0.17

Non-GAAP net income per ADS
—Basic	0.44	0.47	0.42	0.06	0.66	1.25	0.17
—Diluted	0.44	0.47	0.42	0.06	0.66	1.23	0.17

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	242,117,367	243,751,192	244,651,286	244,651,286	241,077,573	243,736,441	243,736,441
—Diluted	242,287,157	246,832,447	246,437,179	246,437,179	241,563,318	246,529,235	246,529,235

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